Exhibit 99.1

Check-Cap Announces Closing of Initial Public Offering and
Simultaneous Private Placement

ISFIYA, Israel, February 25, 2015 - Check-Cap Ltd., a clinical stage medical diagnostics company engaged in the development of a preparation-free ingestible imaging capsule that utilizes low-dose X-rays for the screening for colorectal cancer, announced today the closing on February 24, 2015 of its initial public offering of 2,000,000 units, each unit consisting of one ordinary share and one-half of a Series A Warrants to purchase one ordinary share at a price of $6.00 per unit. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. The Series A Warrants have an exercise price of $7.50 per share and will expire on February 18, 2020. The Long Term Incentive Warrants have an exercise price of $6.90 per share and will expire on February 18, 2022. Simultaneous with the closing of the initial public offering, Check-Cap closed a private placement of 2,000,000 units, each unit consisting of one ordinary share and one-half of a Series A Warrants to purchase one ordinary share, at $6.00 per unit. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants.

The aggregate proceeds to Check-Cap from its initial public offering and simultaneous private placement, before deducting underwriting discounts, commissions and offering expenses, was $ 24 million.

The Company intends to use the net proceeds from its initial public offering and simultaneous private placement to finance its’ clinical program, product development and general corporate purposes.

Check-Cap’s units began trading on the NASDAQ Capital Market on February 19, 2015 under the ticker symbol “CHEKU.”  The units will automatically separate on April 6, 2015 unless Chardan Capital Markets, LLC, as representative of the underwriters, determines that an earlier date is acceptable and thereafter, the ordinary shares underlying the units and the Series A Warrants will trade separately under the symbols “CHEK” and “CHEKW,” respectively.  The Long Term Incentive Warrants will not be listed on any national securities exchange or other trading market and will not be transferable except in certain limited circumstances.

Check-Cap has granted the underwriters a 45-day option to purchase up to an additional 300,000 units, each consisting of one ordinary share and one-half of a Series A Warrant (to be issued together with up to an additional 450,000 Long Term Incentive Warrants), at the initial public offering price per unit, less the underwriting discount, solely to cover over-allotments, if any. Chardan Capital Markets, LLC and Maxim Group LLC acted as joint book-running managers for the public offering.  Feltl and Company acted as a co-manager for the public offering.

The Securities and Exchange Commission declared effective a registration statement relating to these securities on February 18, 2015. Copies of the final prospectus for the initial public offering, may be obtained by contacting: Chardan Capital Markets, Attn: Scott Blakeman, Director of Operations, 17 State Street, Suite 1600, New York, NY or by telephone at 646-465-9000 or by email at sblakeman@chardancm.com.  The registration statement and a copy of the final prospectus relating to the initial public offering may also be accessed via the Securities and Exchange Commission's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Check-Cap Ltd.

Check-Cap is a clinical stage medical diagnostics company focused on the development of gastrointestinal imaging devices. The Company's lead product is an endoscopy capsule with a colon imaging system for colorectal cancer and clinically-significant pre-cancerous polyps that utilizes proprietary, ultra-low-energy X-ray-based measurement technology to safely generate high-resolution, 3-dimensional imagery of the colon without cleansing or other aggressive bowel preparation. This solution is designed to increase compliance with screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com